Exhibit 99.1

SIGMA LITHIUM REACHES SECOND SHIPMENT TARGET OF 15,000 TONNES OF TRIPLE ZERO GREEN LITHIUM AT PORT; CLOSES EXPORT REVOLVER CREDIT LINE WITH SANTANDER FOR US$10M; REPORTS SECOND QUARTER 2023 RESULTS

OPERATIONAL UPDATE

•	Sigma Lithium reaches second shipment targets on schedule:

o	Completes trucking of 15,000 tonnes of Triple Zero Green Lithium and 30,000 tonnes of Triple Zero Green By-Products (“Green By-Products") to Vitoria Port in Brazil.

•	Reaffirms outlook for production of 130,000 tonnes of chemical grade Triple Zero Green Lithium by December 2023.

•	Continues to accelerate towards annualized production capacity of 270,000 tonnes of Triple Zero Green Lithium (nameplate production capacity); on track to achieve by the end of Q3 2023.

•	Delivered first shipment consisting of 15,000 tonnes of Triple Zero Green Lithium and 16,500 tonnes of Green By-Products on July 27, 2023, at a price of approximately US$3,500 per tonne and US$350 per tonne, respectively, achieving net zero carbon 27 years ahead of the 2050 target set by the global metals and mining industry.

•	Upcoming shipments include:

o	15,000 tonnes of Triple Zero Green Lithium planned imminently.

o	30,000 tonnes of Triple Zero Green By-Products planned for mid-September.

o	18,000 tonnes of Triple Zero Green Lithium planned for end of September.

•	Advancing plans to triple production capacity (“Production Expansion”); accelerating detailed engineering to quote capital expenditures at FEL3 level.

o	Formal investment decision and kick-off of earthworks and ordering of long-lead items expected to occur by the end of September.

o	The Company is engaged with Brazilian and global development financing institutions to fund the Production Expansion.

•	Plans to publish an updated resource estimate, including the areas at Phase 4, in the coming weeks.

•	A video highlighting the company's successful production ramp-up can be viewed at the following link: Production and Shipment Video on Vimeo

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FINANCIAL UPDATE

•	Successfully closed the first Green ACE Credit Line (Export Prepayment) with Santander Brazil for R$50 million (US$10 million).

o	Demonstrates the Company’s operational and credit strength and ESG reputation in Brazil, where it is regarded as a “new operational paradigm” for the entire metals and mining industry.

•	Filed quarterly financial statements and management discussion and analysis (“MD&A”) for the three-month period ended June 30, 2023, ending the second quarter with C$45.6 million in cash and cash equivalents.

•	Received US$31.8 million pre-payment in Q2 2023 for the first shipment of Triple Zero Green Lithium and Green By-Products.

•	Expects to begin recognizing revenue from the sale of Triple Zero Green Lithium and Green By-Products in Q3 2023; expects to report positive operating profit for Q3 2023.

•	Capital expenditures for Phase 1 construction are in line with Feasibility Study estimates, with $126.7 million disbursed as of June 30, 2023, and $8.1 million remaining, demonstrating Sigma Lithium’s unparalleled ability to successfully complete the construction and commissioning of the Greentech Plant on time and on budget.

INVESTOR VIDEO CONFERENCE CALL

September 5, 2023, at 10:00 AM (ET)

Registration Link for Zoom video call below:

https://us06web.zoom.us/j/82920558573?pwd=cWcrejA2MDBDQWtFUnpyVlc4L1dEdz09

Zoom Meeting ID: 82920558573

VANCOUVER, CANADA – (September 1, 2023) – SIGMA Lithium Corporation (“Sigma Lithium” or the “Company”) (NASDAQ: SGML, TSXV: SGML), a leading global lithium producer dedicated to powering the next generation of electric vehicles with environmentally sustainable and carbon neutral battery-grade lithium announced it has successfully reached its second shipment target and closed a new US$10 million credit facility with Santander. The Company reaffirmed its full year production guidance, remains on track to achieve nameplate production capacity by the end of the third quarter 2023 as previously announced, and reported second quarter 2023 results.

The Company also announced the filing of its unaudited consolidated financial statements and management discussion and analysis (“MD&A”) for the three-month period ended June 30, 2023 (collectively, the “Quarterly Filings”).

The Quarterly Filings are available on SEDAR+ (www.sedarplus.ca), EDGAR (www.sec.gov) and the Company's corporate website.

Operational and Financial Update

Ramp-up of Phase 1 production continues to advance on schedule and the Company remains on track to achieve 2023 production guidance of 130,000 tonnes of Triple Zero Green Lithium, with consistent annualized production of 270,000 tonnes of Triple Zero Green Lithium expected to be achieved by the end of Q3 2023.

As previously reported, Sigma Lithium successfully delivered its first shipment consisting of 15,000 tonnes of Triple Zero Green Lithium and 16,500 tonnes of Green By-Products on July 27, 2023, at a price of approximately US$3,500 per tonne and US$350 per tonne, respectively. Sigma Lithium received a $31.8 million pre-payment in Q2 2023 in connection with this shipment. The company’s second shipment of 15,000 tonnes is at Vitoria Port awaiting departure.

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As production at the Greentech Plant continues to accelerate, Sigma Lithium expects to execute upcoming shipments including 15,000 tonnes of Triple Zero Green Lithium in early September, 30,000 tonnes of Triple Zero Green By-Products by mid-September, and 18,000 tonnes of Triple Zero Green Lithium by the end of September.

The Company expects to begin recognizing revenue from the sale of Triple Zero Green Lithium and Green By-Products in Q3 2023 and expects to report positive operating profit for Q3 2023, as revenues from the sale of its products are expected to exceed operating costs.

Sigma Lithium also successfully closed the first Green ACE Credit Line with Santander Brazil for R$50 million (US$10 million), demonstrating the Company’s operational and credit strength and ESG reputation in Brazil, where it is regarded as a “new operational paradigm” for the entire metals and mining industry.

ABOUT SIGMA LITHIUM

Sigma Lithium (NASDAQ: SGML, TSXV: SGML, BVMF: S2GM34) is a leading global lithium producer dedicated to powering the next generation of electric vehicle batteries with environmentally sustainable and high-purity lithium.

Sigma Lithium has been at the forefront of environmental and social sustainability in the EV battery materials supply chain for six years and it is currently producing Triple Zero Green Lithium from its Grota do Cirilo Project in Brazil. Phase 1 of the project is expected to produce 270,000 tonnes of Triple Zero Green Lithium annually (36,700 LCE annually). If it is determined to proceed after completion of an ongoing feasibility study, Phase 2 & 3 of the project are expected to increase production to 766,000 tonnes annually (or 104,200 LCE annually). The project produces Triple Zero Green Lithium in its state-of-the-art Greentech lithium plant that uses 100% renewable energy, 100% recycled water and 100% dry-stacked tailings.

Please refer to the Company’s National Instrument 43-101 technical report titled "Grota do Cirilo Lithium Project Araçuaí and Itinga Regions, Minas Gerais, Brazil, Amended and Restated Technical Report" issued June 12, 2023, which was prepared for Sigma Lithium by Homero Delboni Jr., MAusIMM, Promon Engenharia; Marc-Antoine Laporte, P.Geo, SGS Canada Inc; Jarrett Quinn, P.Eng., Primero Group Americas; Porfirio Cabaleiro Rodriguez, (MEng), FAIG, GE21 Consultoria Mineral; and Noel O'Brien, B.E., MBA, F AusIMM (the “Updated Technical Report”). The Updated Technical Report is filed on SEDAR+ and is also available on the Company’s website.

For more information about Sigma Lithium, visit https://www.sigmalithiumresources.com/

FOR ADDITIONAL INFORMATION PLEASE CONTACT

Jamie Flegg, Chief Development Officer
+1 (647) 706-1087
jamie.flegg@sigmalithium.com.br

Daniel Abdo, Chief Communications Officer

+55 11 2985-0089

daniel.abdo@sigmalithium.com.br

Sigma Lithium

Sigma Lithium
@sigmalithium
@SigmaLithium

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FORWARD-LOOKING STATEMENTS

This news release includes certain "forward-looking information" under applicable Canadian and U.S. securities legislation, including but not limited to statements relating to timing and costs related to the general business and operational outlook of the Company, the environmental footprint of tailings and positive ecosystem impact relating thereto, donation and upcycling of tailings, timing and quantities relating to tailings and Green Lithium, achievements and projections relating to the Zero Tailings strategy, achievement of ramp-up volumes, production estimates and the operational status of the Groto do Cirilo Project, and other forward-looking information. All statements that address future plans, activities, events, estimates, expectations or developments that the Company believes, expects or anticipates will or may occur is forward-looking information, including statements regarding the potential development of mineral resources and mineral reserves which may or may not occur. Forward-looking information contained herein is based on certain assumptions regarding, among other things: general economic and political conditions; the stable and supportive legislative, regulatory and community environment in Brazil; demand for lithium, including that such demand is supported by growth in the electric vehicle market; the Company’s market position and future financial and operating performance; the Company’s estimates of mineral resources and mineral reserves, including whether mineral resources will ever be developed into mineral reserves; and the Company’s ability to operate its mineral projects including that the Company will not experience any materials or equipment shortages, any labour or service provider outages or delays or any technical issues. Although management believes that the assumptions and expectations reflected in the forward-looking information are reasonable, there can be no assurance that these assumptions and expectations will prove to be correct. Forward-looking information inherently involves and is subject to risks and uncertainties, including but not limited to that the market prices for lithium may not remain at current levels; and the market for electric vehicles and other large format batteries currently has limited market share and no assurances can be given for the rate at which this market will develop, if at all, which could affect the success of the Company and its ability to develop lithium operations. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company disclaims any intention or obligation to update or revise any forward-looking information, whether because of new information, future events or otherwise, except as required by law. For more information on the risks, uncertainties and assumptions that could cause our actual results to differ from current expectations, please refer to the current annual information form of the Company and other public filings available under the Company’s profile at www.sedarplus.com.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.

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